

May 30, 2012

Via E-mail
Stephane Bello
Chief Financial Officer
Thomson Reuters Corporation
3 Times Square
New York, NY 10036

  Re: Thomson Reuters Corporation
     Form 40-F for Fiscal Year Ended December 31, 2011
     Filed March 19, 2012
     File No. 001-31349

Dear Mr. Bellow:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comment, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2012

Other Businesses, page 11

1. We note disclosure in exhibits 99.1 and .2 of the Form 6-K filed on May 3, 2012 reporting your interim results for the period ended March 31, 2012 that you entered into a definitive agreement to sell the Healthcare business for $1.25 billion and that you expect a significant gain on the transaction. In this filing you include the Healthcare business in "other businesses," which is an aggregation of businesses reported within continuing operations that have been or are expected to be exited through sale or closure that do not qualify for discontinued operations classification. We also note that the Healthcare business appears to have been a component of the "Healthcare & Science" reportable segment previously presented. Please explain to us your basis for not classifying the healthcare business as a discontinued operation pursuant to paragraphs 31 and 32(a) of International Financial Reporting Standard 5 when the business appears to be a component that represents a separate major line of business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief